1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR JUNE 2023 Signy, Switzerland, July 6, 2023 New data from Global Blue reveals that the overall dynamic recovery for Tax Free Shopping has accelerated across Continental Europe and Asia Pacific. Globally, issued Sales in Store like-for-like recovery has propelled to 128% in June1 versus 112%1 in April/May. This increase is due to two primary factors. Firstly, there has been a re-acceleration to Q1 2023 levels in the recovery of US and Gulf Cooperation Council shoppers in Continental Europe. Secondly, Mainland Chinese shoppers have shown an accelerated recovery, particularly in Asia Pacific, where there are fewer travel-related barriers. Continental Europe recovery accelerates In Continental Europe, the recovery has accelerated, reaching 130%1 in June vs. 115%1 in April/May. When excluding Mainland Chinese and Russian shoppers, the recovery would have reached 166%1 in June. In terms of origin markets, there has been a re-acceleration to Q1 2023 levels in the recovery of US and Gulf Cooperation Council residents in Continental Europe. Last month, US shopper recovery accelerated, reaching 285%1 vs. 260%1 in April/May. Gulf Cooperation Council shoppers also displayed a solid recovery, reaching 250%1 in June vs. 208%1 in April/May. Similarly, Mainland China shoppers demonstrated a slight increase in recovery, reaching 52%1 in June vs. 45%1 in April/May. In terms of destination markets, June witnessed an improving recovery across all destinations, predominantly led by Greece at 197%1, France at 153%1, Switzerland at 142%1, Italy at 141%1 and Spain at 122%1. Recovery in Asia Pacific continues to propel In Asia Pacific, the recovery rate continues to experience a rapid increase, reaching 125%1 in June vs. 104%1 in April/May. When excluding Mainland Chinese shoppers (which represented 55% of the Sales in Store in the region in 2019), the recovery would have reached 174%1 in June. Regarding origin markets, Mainland Chinese shoppers and Hong Kong and Taiwan residents have played a key role in driving the accelerating recovery in Asia Pacific. In June, Mainland

Chinese shoppers reached a high level of recovery of 83%[1] vs. 52%[1] in April/May, while the recovery levels among Hong Kong and Taiwan residents have remained consistently elevated, reaching 466%[1] in June vs. 360%[1] in April/May. Following closely are North East Asia residents, with a recovery rate of 177%[1] in June vs. 138%[1] in April/May.

When examining **destination markets**, Japan has taken the lead with a Sales in Store like-for-like recovery at 154%[1] in June, followed by South Korea at 114%[1].

A gradual recovery for Mainland Chinese shoppers

The ongoing progressive air capacity recovery has played a significant role in driving a consistent improvement in the Sales in Store like-for-like recovery for Mainland Chinese shoppers. It reached 65%[1] worldwide vs. 48%[1] in April/May.

In terms of air capacity recovery rates, June witnessed similar levels in Continental Europe (48%[2]) and in Asia Pacific (45%[2]). However, the Sales in Store like-for-like recovery has been faster in Asia Pacific (83%[1]) than in Europe (52%[1]) as there are fewer travel-related barriers (passport and visa issuance, travel costs etc.) Furthermore, there is a higher average spend progression per shopper in Asia Pacific (132%[3]) compared to Continental Europe (54%[3]). Across both Continental Europe and Asia Pacific Chinese Millennial and Gen Z shoppers are leading the recovery.

The recovery of Mainland Chinese travelers is expected to gain momentum in the coming months. This growth will be driven by a projected increase in air capacity (expected to surpass 50%[2] in both Continental Europe and Asia Pacific in the coming months) and a strong willingness to travel, reaching 75%[4] in June.

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	June 2023	May 2023	April 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	130%	121%	110%	109%	104%	101%	75%	53%
Asia Pacific	125%	110%	99%	87%	80%	51%	39%	16%
TOTAL	128%	118%	106%	101%	97%	89%	65%	40%

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[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Air capacity: ForwardKeys data platform – June 2023*

[3] *Mainland Chinese shoppers increase of average spend per international shopper versus 2019*

[4] *Global Blue Willingness to travel survey*

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Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, June 2023, Source: Global Blue

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